Letter Agreement

To: Frank Funds
781 Crandon Blvd. Unit 602
Key Biscayne, FL 33149

Dear Sirs:

This is an amended and restated agreement that supersedes prior agreements.

You have engaged us to act as the sole investment adviser to the Leigh Baldwin Total Return Fund (the "Fund") pursuant to a Management Agreement dated as of June 17, 2008 (the "Agreement").

From September 1, 2018 through October 31, 2024, we hereby contractually agree to waive management fees and/or reimburse the Fund for expenses it incurs, but only to the extent necessary to maintain the Fund's total net annual operating expenses (exclusive of any front-end or contingent deferred loads, taxes, leverage interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividend expense on securities sold short, underlying fund fees, 12b-1 fees and expenses or extraordinary expenses such as litigation) at 1.00% of its average daily net assets for that period.

Any waiver or reimbursement by us is subject to repayment by the Fund within the three years in which the expenses occurred, if the Fund is able to make the repayment without exceeding its current expense limitations and the repayment is approved by the Board of Trustees.

Very truly yours,

Leigh Baldwin & Company, LLC

By: Leigh D Baldwin

Print Name: LEIGH BALDWIN

Title: PRESIDENT

Acceptance

The foregoing Agreement is hereby accepted.

Frank Funds

By: ______________________________

Brian J. Frank, President